File No. 811-23438

United States Securities and Exchange Commission

Washington, D.C. 20549

application of

BondHouse Securities, LLC

and

BondHouse Unit Trust

Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 12(d)(1)(A), (B) and (C) of the Act; and for an Order under Sections 6(c) and 17(b) of the Act, for an exemption from Section 17(a) of the Act.

Name and Address of Applicants

BondHouse Securities, LLC

20200 W. Dixie Highway

Suite 1102

Miami, Florida 33180
Attention: Adam S. Green

BondHouse Unit Trust
c/o BondHouse Securities, LLC

20200 W. Dixie Highway

Suite 1102

Miami, Florida 33180
Attention: Adam S. Green

Name and Address of Persons to Whom Questions May Be Directed

Morrison C. Warren

Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

Page 1 of 18 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on April 29, 2019

Summary of Application

BondHouse Securities, LLC (“BondHouse Securities”) or an entity controlling, controlled by or under common control with BondHouse Securities (collectively the “Depositor”), each for itself and BondHouse Securities as the sponsor of BondHouse Unit Trust (the “Trust”); and the Trust, on behalf of itself and any existing and future series, any future registered unit investment trust (“UIT”) sponsored by the Depositor and their respective series (the future UITs together with the Trust are collectively called the “Trusts,” the various series of the Trusts are the “Series,” and the Trusts, together with the Depositor, are collectively called the “Applicants”), hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended, (the “Act”) exempting Applicants from the provisions of Sections 12(d)(1)(A), (B) and (C) of the Act to the extent necessary to permit each Series to acquire shares of certain registered investment companies or series thereof (the “Underlying Funds”) and to permit any Underlying Funds that are open-end companies (“Open-end Funds”), their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell such shares to a Series in excess of the percentage limitations set forth therein. Applicants also apply for an order pursuant to Section 6(c) and Section 17(b) of the Act exempting Applicants from Section 17(a) to the extent necessary to permit purchases and redemptions by the Series of shares of certain Underlying Funds and to permit such Underlying Funds to sell or redeem their shares in transactions with the Series, as described in this application.1

Pursuant to Section 6(c) and Section 12(d)(1)(J), this application for exemption is made on the grounds that such exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit further that in accordance with Section 17(b) of the Act: (1) the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transactions are consistent with the policy of the Underlying Funds involved, as stated in their registration statements and reports filed under the Act; and (3) the proposed transactions are consistent with the general purposes of the Act. Because no form has been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission under the Act.

I.	The Depositor

BondHouse Securities, a limited liability company established under the laws of the State of Delaware, will be the depositor of the initial Series of the Trust and may be the depositor of certain future Trusts and/or Series. BondHouse Securities is currently seeking registration under the Securities Exchange Act of 1934 as a broker-dealer and to become a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Investor Protection Corporation

[1]	All entities that currently intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the order.

(“SIPC”). The principal office of BondHouse Securities is located at 20200 W. Dixie Highway, Suite 1102, Miami, FL 33180.

II.	Description of the Trusts and Their Operations

The Trusts each are or will be UITs registered under the Act. Each Series will be a series of a Trust, a UIT which is or will be registered under the Act. Each Series will be created under the laws of one of the U.S. states pursuant to a trust agreement which will contain information specific to that Series and which will incorporate by reference a master trust agreement between the Depositor and a financial institution that satisfies the criteria in Section 26(a) of the Act (the “Trustee”). The trust agreement and the master trust agreement are referred to collectively as the “Trust Agreement.”

The Depositor intends to organize each Series to provide investors with a practical, cost-efficient means of investing in a diversified pool of securities, including those of investment companies, which has been professionally selected by the Depositor. To achieve this goal, each Series may invest some of its assets in shares of registered investment companies or series thereof (i.e., the Underlying Funds). A Series may invest in only one type of registered investment company (e.g., all open-end investment companies, closed-end investment companies,2 UITs or Exchange-traded Funds (as defined below)) or in a combination of various types of investment companies. Each Series’ investment objective will be to seek capital appreciation, income, or any combination thereof. Each Series may pursue its objective by investing all or a portion of its assets in shares of Underlying Funds. The Depositor will select for deposit those Underlying Funds which it believes offer investors the best potential for performance consistent with the specified investment objectives of a Series. In considering which Underlying Funds will be deposited in a Series, the Depositor will consider, among other things, the historical performance of the Underlying Fund, the nature of the underlying Underlying Fund portfolio, perceived areas of growth in certain markets, and other relevant factors. Some Series, however, may follow an investment strategy specified in its prospectus such that the securities deposited therein will be based on a specific strategy. In such cases, the composition of the portfolio is based on an objective formula set forth in the prospectus and may not necessarily reflect the opinions or recommendations of the Depositor. Applicants would like to retain the flexibility to permit the Series to invest directly in equity securities, fixed income securities, FLexible EXchange® options (“FLEX Options”), and other securities, including government securities and stripped U.S. government securities. Applicants seek this flexibility because a particular security may be determined to be the most suitable investment to satisfy a specific investment strategy being pursued by a particular Series. Direct investments also may result because the Depositor, in formulating the portfolio of a Series, may determine that a specific weighting in a particular security which is not satisfied by ownership in an Underlying Fund would be beneficial to the Series. Accordingly, a Series may invest in shares of Underlying Funds as well as directly invest in equity securities, fixed income securities and other securities.

[2]	Applicants do not request relief for the Series to invest in reliance on the order in closed-end investment companies that are not listed and traded on a national securities exchange.

The Depositor will deposit shares of the Underlying Funds (plus any equity securities, fixed income securities, FLEX Options or other securities) into a Series. Simultaneously with the deposit, the Trustee will deliver to the Depositor registered certificates for units (“Units”) which represent the entire ownership of the Series. These Units will in turn be offered for sale to the public by the Depositor and/or an affiliate through registered broker-dealers through the final prospectus following the declaration of the effectiveness of the registration statement on Form S-6 under the Securities Act of 1933 (the “Securities Act”) for the securities of that Series and clearance by the Blue Sky authorities of various states. During the initial public offering, the Units will be offered at prices based upon the aggregate underlying value of the securities selected for deposit, plus a sales charge. Any sales charge and/or service fee (as those terms are defined in FINRA Rule 2341) charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341. Each Series will redeem Units at prices based on the aggregate underlying value of the portfolio securities as set forth below. The redemption price per Unit will be assessed the amount of any applicable deferred sales load.

With the deposit of the securities in a Series on the initial date of deposit, the Depositor will have established a proportionate relationship among the principal amounts of the portfolio securities in the Series. The Depositor will be permitted under the Trust Agreement to deposit from time to time additional securities (or cash or a letter of credit in which case the Trustee will purchase the additional securities for the Series). These subsequent deposits will result in a corresponding increase in the number of Units outstanding. Any such subsequent deposit shall maintain, to the extent practicable, the original proportionate relationship among the number of shares of each issuer held in a Series. The Units created by these additional deposits of securities may be continuously offered for sale to the public by means of the prospectus. The Depositor is not obligated to maintain a secondary market for Units of each Series, but may do so in the future. Other broker-dealers may or may not maintain a secondary market for Units of a Series. If a secondary market is maintained, Units in the secondary market will be offered at prices based on the aggregate underlying value of the securities deposited therein, plus a sales charge.3

As UITs, the Series’ portfolios will not be actively managed. Sales will be made in connection with redemptions, for payment of expenses, and at termination of the Series. The Depositor does not have discretion as to when securities will be sold except that the Depositor is authorized to sell securities in extremely limited circumstances described in the prospectus for each respective Series such as the issuer defaults on the payment of any of its outstanding obligations, or the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the Depositor the retention of such securities would be detrimental to a Series. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for the portfolio securities such as those acquired

[3]	To determine the redemption price per Unit as well as the secondary market public offering price (if such secondary market is maintained), the aggregate underlying value of Underlying Fund shares or other securities will generally be based on the net asset value of the Underlying Fund shares, or if the Underlying Fund shares or other securities are traded on an exchange, the closing sale prices and, if unavailable, on the closing bid prices. Similarly, the aggregate underlying value of debt securities or securities not traded on an exchange in the secondary market or for redemptions will generally be based on the aggregate bid prices of these securities.

in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Series, they may be accepted for deposit in such Series and either sold by the Trustee or held in the Series pursuant to the direction of the Depositor (who may rely on the advice of the portfolio supervisor, if any). The adverse financial condition of an issuer will not necessarily require the sale of its securities from the Series’ portfolio.

III.	Description of the Underlying Funds

Each of the Underlying Funds will be registered as a closed-end investment company (“Closed-end Funds”), an open-end investment company or a UIT. Certain of the Underlying Funds may be registered as an open-end investment company or a UIT, but they have received exemptive relief in order that their shares may be traded at “negotiated prices” on a national securities exchange in the same manner as other equity securities (the “Exchange-traded Funds”). The Exchange-traded Funds sell a specified number of shares (“Creation Units”) continuously at net asset value. The individual shares of each Creation Unit, however, are listed on a national securities exchange and trade at prices based on the current bid/offer market and not on the basis of net asset value. Shares of an Exchange-traded Fund (similar to shares of a Closed-end Fund) will be deposited in a Series at prices which are based on the market value of the securities, as determined by an evaluator. A Series may incur the customary brokerage costs associated with any purchase of securities on an exchange.

For deposit in a Series, the Depositor will generally select Underlying Funds which do not assess a sales load or which have agreed to waive any otherwise applicable sales load with respect to all shares sold or deposited in a Series. However, if in the future a Series chooses to invest in shares of an Underlying Fund that assesses sales charges, Applicants have agreed as a condition to obtaining this relief that any sales charges and/or service fees charged with respect to the Units of a Series will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

Finally, it is currently intended that some of the Underlying Funds selected for deposit in a Series will not be in the same group of investment companies, as defined in Section 12(d)(1)(G) of the Act, as the Series (“Unaffiliated Underlying Funds”). However, the Depositor anticipates that some or all of the Underlying Funds selected for a Series may be within the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Series (hereinafter the “Affiliated Underlying Funds”). An Unaffiliated Underlying Fund that is a UIT shall be referred to herein as an “Unaffiliated Underlying Trust.” An Unaffiliated Underlying Fund that is a closed-end or open-end management investment company shall be referred to herein as an “Unaffiliated Underlying Investment Company.”

IV.	Legal Analysis

A.       Section 12(d)(1)

Section 12(d)(1)(A) of the Act provides, in pertinent part, that “[i]t shall be unlawful for any registered investment company (the ‘acquiring company’) . . . to purchase or otherwise acquire any security issued by any other investment company (the ‘acquired company’) . . . if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate —

(i) more than 3 per centum of the total outstanding voting stock of the acquired company;

(ii) securities issued by the acquired company having an aggregate value in excess of 5 per centum of the value of the total assets of the acquiring company; or

(iii) securities issued by the acquired company and all other investment companies . . . having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.”

Section 12(d)(1)(B) provides, in pertinent part, that “[i]t shall be unlawful for any registered open-end investment company (the ‘acquired company’), any principal underwriter therefor, or any broker or dealer registered under the Securities Exchange Act of 1934, knowingly to sell or otherwise dispose of any security issued by the acquired company to any other investment company (the ‘acquiring company’) . . . if immediately after such sale or disposition —

(i) more than 3 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or

(ii) more than 10 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.”

Finally, Section 12(d)(1)(C) provides, in pertinent part, that “[i]t shall be unlawful for any investment company (the ‘acquiring company’) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

The above provisions would prevent a Series from operating as described.4 Applicants therefore request an exemption under Section 12(d)(1)(J) to permit a Series to purchase or otherwise acquire shares of the Underlying Funds in excess of the percentage limitations of

[4]	Section 12(d)(1)(G) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or UIT acquired by a registered UIT if the acquired company and the acquiring company are part of the same group of investment companies, provided that certain other requirements contained in Section 12(d)(1)(G) are met, including that the only other investments held by the acquiring company are government securities and short-term paper. Applicants may not rely on Section 12(d)(1)(G) because a Series will invest in Unaffiliated Underlying Funds and securities other than government securities and short-term paper in addition to Affiliated Underlying Funds.

Sections 12(d)(1)(A) and (C), and the Open-end Funds, their principal underwriters and any Broker to sell their shares to the Series in excess of the percentage limitations of Section 12(d)(l)(B). Section 12(d)(1)(J) provides that:

The Commission by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this paragraph, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

Applicants note that the Committee on Commerce explained its intent in promulgating this subparagraph by stating that:

The Committee intends the rulemaking and exemptive authority in new Section 12(d)(1)(J) to be used by the Commission so that the benefits of [fund of] funds are not limited only to investors in the largest fund complexes, but, in appropriate circumstances, are available to investors through a variety of different types and sizes of investment company complexes. The Committee expects that the Commission will use this authority to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time. In exercising the exemptive authority, the Commission shall also consider factors that relate to the protection of investors. These factors may include the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.5

Applicants believe that the requested relief meets the standards for an exemption set forth in Section 12(d)(1)(J). As described in further detail below, Applicants assert that the proposed arrangement does not raise the abuses that Section 12(d)(1) was intended to address and is consistent with the protection of investors.

1.       Purposes of Section 12(d)(1)

Section 12(d)(1) is intended to mitigate or eliminate actual or potential abuses which might arise when one investment company acquires shares of another investment company.

These abuses include the layering of sales charges, advisory fees, and administrative costs; the acquiring fund imposing undue influence over the management of the acquired funds, such as through the threat of large scale redemptions; the acquisition by the acquiring company of voting control of the acquired company; and the creation of a complex pyramidal structure which may be

[5]	Committee on Commerce, H.R. Rep. No. 622, 104th Cong., 2d Sess. (1996).

confusing to investors.6 Applicants believe that none of these potential or actual abuses are present in their proposed structure.

a.       Layering of Fees and Expenses

Applicants assert that the structure of the Series will not result in excessive fees to the holders of its units (“Unitholders”). Each Series, as a UIT, has an unmanaged portfolio and therefore, does not assess advisory fees (although the Depositor may charge a portfolio supervisory fee). A Unitholder of a Series, however, would pay his or her portion of the advisory fees charged the Underlying Funds, if any, for services rendered by the Underlying Fund’s respective investment adviser. Applicants also contend that the proposed structure will not raise the concerns of excessive sales loads underlying Section 12(d)(1). While each Series will charge a sales load, the Depositor will generally select Underlying Funds which do not assess a sales load or which have agreed to waive any otherwise applicable sales load with respect to all shares sold or deposited in a Series. In any case, Applicants have agreed as a condition to the relief that any sales charges and/or service fees (as those terms are defined in FINRA Rule 2341) charged with respect to the Units of a Series will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341. As a result, the aggregate sales charges will not exceed the limit that otherwise lawfully could be charged at any single level.

In addition, the Applicants have agreed as a condition to the relief that the Trustee or Depositor to a Series will waive fees otherwise payable to it by a Series in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Investment Company under Rule 12b-1 under the Act) received by the Depositor or Trustee, or an affiliated person of the Depositor or Trustee, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Investment Company, from an Unaffiliated Underlying Fund, in connection with the investment by the Series in the Unaffiliated Underlying Fund.

With respect to purchasing Closed-end or Exchange-traded Fund shares, a Series may incur the customary brokerage commissions associated with purchasing any equity security on the secondary market.

b.       Undue Control

The PPI Report identifies pyramiding of control as another potential abuse of the fund holding company structure.7 In particular, the PPI Report expresses concern with the pyramiding of voting control by a fund holding company over its underlying funds. In addition, the PPI Report also expressed concern that management of the acquiring fund might be able to control the

[6]	The Commission identified these abuses in its 1966 report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”), H.R. Rep. No. 2337, 89th Cong., 2d Sess. 311-24 (1966).
[7]	PPI Report at 314-315.

management decisions of the underlying fund by threatening a large redemption.8 The concern about undue control does not arise with respect to a Series’ investment in Affiliated Underlying Funds as reflected in Section 12(d)(1)(G) of the Act. Applicants also note that as a condition to the relief, Applicants have agreed that (a) the Depositor, (b) any person controlling, controlled by or under common control with the Depositor, and (c) any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act, sponsored or advised by the Depositor (or any person controlling, controlled by or under common control with the Depositor) (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, the Group will vote its shares in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. Applicants also note that conditions 2, 3, 5, and 6 set forth below will address the concern about undue influence with respect to the Unaffiliated Underlying Funds.

In addition, Applicants note that prior to a Series’ investment in an Unaffiliated Underlying Investment Company in excess of the limit in Section 12(d)(1)(A)(i), the Series and the Unaffiliated Underlying Investment Company will execute an agreement stating, without limitation, that the Depositor and Trustee, and the board of directors or trustees of the Unaffiliated Underlying Investment Company and the investment adviser(s) to the Unaffiliated Underlying Investment Company, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). An Unaffiliated Underlying Investment Company, including an Exchange-traded Fund or Closed-end Fund, may choose to reject an investment from a Series by declining to execute the Participation Agreement.

c.       Complexity

Finally, in enacting Section 12(d)(1), Congress was also concerned that the fund of funds structure may be so complicated as to lead to investor confusion. To address this concern, Applicants agree as a condition to the relief that no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes. This requirement will help limit the proposed structure to two levels and prevent the pyramiding of fund holding companies which occurred prior to the enactment of Section 12(d)(1).

In addition, Applicants believe the proposed trust of funds structure will be adequately disclosed and explained to investors in each Series’ prospectus. A Series’ prospectus and sales literature will contain concise, “plain English” disclosure designed to inform investors of the unique characteristics of the trust of funds structure, including, but not limited to, its expense structure and the additional expenses of investing in Underlying Funds. Each Series will also

[8]	Id. at 315.

comply with the applicable disclosure requirements concerning aggregate costs of investing in the Underlying Funds set forth in ICA Release No. 27399.

B.       Section 17(a)

Section 17(a)(1) of the Act, in relevant part, prohibits an affiliated person of or principal underwriter for a registered investment company or an affiliated person of such affiliated person or principal underwriter, acting as principal, from knowingly selling any security or other property to the registered investment company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a UIT or a periodic payment plan by the depositor thereof. Section 17(a)(2), in relevant part, further prohibits an affiliated person of or principal underwriter for a registered investment company or an affiliated person of such person or principal underwriter, acting as principal, from knowingly purchasing any security or other property from the company (except securities of which the seller is the issuer). Section 2(a)(3) generally defines an affiliated person of an investment company to include its investment adviser, any person owning 5% or more of the company’s voting securities, any person in which the investment company owns 5% or more of the voting securities, any person directly or indirectly controlling, controlled by or under common control with the company, and if the company is an unincorporated investment company without a board of directors, the depositor thereof. As noted above, the Series may invest in Affiliated Underlying Funds that may now or in the future be distributed or advised by the Depositor or an entity controlling, controlled by, or under common control with the Depositor. The Depositor is an affiliated person of the Series and may be considered to control such Series. The Affiliated Underlying Funds, in turn, may be considered controlled by their adviser who may be the Depositor or an entity controlling, controlled by, or under common control with the Depositor. Based on the above, a Series and the Affiliated Underlying Funds may be considered affiliated persons because they can be considered under common control. Further, a Series and an Underlying Fund may be deemed to be “affiliated persons” of one another to the extent a Series owns 5% or more of the outstanding voting securities of an Underlying Fund. The sale or redemption by an Underlying Fund of its shares to or from a Series therefore could be deemed to be a principal transaction prohibited by Section 17(a) of the Act.9 Applicants therefore seek an exemption under Sections 6(c) and 17(b) of the Act from the prohibitions of Section 17(a) to allow the transactions described in this application.10

[9]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Series, or an affiliated person of such person, for the purchase by the Series of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Series may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.
[10]	A Series generally would purchase and sell shares of an Underlying Fund that operates as an Exchange-traded Fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Section 17(a) to permit a Series to purchase or redeem shares from the Exchange-traded Fund. A Series will purchase and sell shares of an Underlying Fund that is a Closed-end Fund through secondary market transactions at market prices rather than through principal transactions with the Closed-end Fund. Accordingly, Applicants are not requesting Section 17(a) relief with respect to transactions in shares of Closed-end Funds.

Section 17(b) authorizes the Commission to exempt a proposed transaction from the restrictions of Section 17(a) if the evidence establishes that (1) the terms of the proposed transaction, including the consideration paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act. Because Section 17(b) applies to specific transactions rather than an ongoing series of future transactions,11 Applicants also seek relief pursuant to Section 6(c) of the Act. Section 6(c) provides that the Commission may by order upon application conditionally or unconditionally exempt any person from the provisions of the Act if the exemption would be (1) necessary or appropriate in the public interest, (2) consistent with the protection of investors, and (3) consistent with the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the proposed transactions meet the standards of Sections 17(b) and 6(c).

First, the terms of the proposed transactions are fair and reasonable and do not involve overreaching. As described above, the consideration paid for any shares of Underlying Funds that are open-end investment companies or UITs will be based on the Underlying Funds’ net asset values, subject to any applicable sales loads.

Second, the proposed transactions will be consistent with the policies of each Series and Underlying Fund. The investment of assets of a Series in shares of the Underlying Funds will be effected in accordance with the investment restrictions of the respective Series and will be consistent with its policies as recited in its registration statement.

Finally, Applicants believe the proposed transactions are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person.12 As noted above, the proposed transactions do not involve overreaching and are consistent with the Act for the reasons discussed above.

C.       Precedent

The Commission has granted similar relief from Sections 12(d)(1) and 17(a) permitting UITs to acquire shares of registered investment companies both within and outside the same group of investment companies. See NexBank Securities, Inc. and NexBank Series, Investment Company Act Rel. Nos. 27602 (December 18, 2006) (notice) and 27659 (January 16, 2007) (order); Millington Securities Inc., et al., Investment Company Act Rel. Nos. 29375 (July 30, 2010) (notice) and 29386 (August 25, 2010) (order); Elkhorn Securities, LLC and Elkhorn Unit

[11]	See Keystone Custodian Funds, 21 SEC 295, 298-99 (1945).
[12]	See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 35, 37-39, 90, 103 (1940); Hearings on H.R. 1065 Before the Subcomm. of the House Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess. 65 (1940).

Trust, Investment Company Act Rel. Nos. 31022 (April 17, 2014) (notice) and 31043 (May 13, 2014) (order); Morgan Stanley Smith Barney LLC and Morgan Stanley Global Investment Solutions, Investment Company Act Rel. Nos. 31404 (January 5, 2015) (notice) and 31438 (January 30, 2015) (order); ALAIA Market Linked Trust and Beech Hill Securities, Inc., Investment Company Act Rel. Nos. 32384 (December 8, 2016) (notice) and 32410 (January 4, 2017) (order); Olden Lane Securities, LLC and Olden Lane Trust, Investment Company Act Rel. Nos. 32845 (September 29, 2017) (notice) and 32872 (October 25, 2017) (order); and Ausdal Financial Partners, Inc. and Ausdal Unit Investment Trust, Investment Company Act Rel. Nos. 32922 (November 27, 2017) (notice) and 32953 (December 26, 2017) (order).

V.	Conditions

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.     The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, the Group will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares.

2.     No Series or its Depositor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities (each, a “Series Affiliate”) will cause any existing or potential investment by the Series in an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Series or Series Affiliate and the Unaffiliated Underlying Fund or its investment adviser(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of those entities.

3.     Once an investment by a Series in the securities of an Unaffiliated Underlying Investment Company exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of the Unaffiliated Underlying Investment Company, including a majority of the disinterested board members, will determine that any consideration paid by the Unaffiliated Underlying Investment Company to the Series or Series Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Investment Company; (b) is within the range of consideration that the Unaffiliated Underlying Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

4.     The Trustee or Depositor will waive fees otherwise payable to it by the Series, in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by the Trustee or Depositor, or an affiliated person of the Trustee or Depositor, other than any advisory fees paid to the Trustee or Depositor or its affiliated person by an Unaffiliated Underlying Investment Company, in connection with the investment by a Series in the Unaffiliated Underlying Fund.

5.     No Series or Series Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Underlying Investment Company or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is the Depositor or a person of which the Depositor is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

6.     The board of an Unaffiliated Underlying Investment Company, including a majority of the disinterested board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Investment Company in an Affiliated Underwriting once an investment by a Series in the securities of the Unaffiliated Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of the Unaffiliated Underlying Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Series in the Unaffiliated Underlying Investment Company. The board of the Unaffiliated Underlying Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Underlying Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of the Unaffiliated Underlying Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.     An Unaffiliated Underlying Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Series in the securities of the Unaffiliated Underlying Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the board of the Unaffiliated Underlying Investment Company were made.

8.     Before investing in an Unaffiliated Underlying Investment Company in excess of the limit in Section 12(d)(1)(A)(i), each Series and the Unaffiliated Underlying Investment Company will execute a Participation Agreement stating, without limitation, that the Depositor and Trustee, and the board of directors or trustees of the Unaffiliated Underlying Investment Company and the investment adviser(s) to the Unaffiliated Underlying Investment Company, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Series will notify the Unaffiliated Underlying Investment Company of the investment. At such time, the Series also will transmit to the Unaffiliated Underlying Investment Company a list of the names of each Series Affiliate and Underwriting Affiliate. The Series will notify the Unaffiliated Underlying Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Investment Company and the Series will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment, and for a period not less than six years thereafter, the first two years in an easily accessible place.

9.     Any sales charges and/or service fees charged with respect to Units of a Series will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

10.     No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes.

Upon the basis of the foregoing, it is respectfully requested that the Commission enter an order, based on the facts as hereinabove set forth, (1) under Section 12(d)(1)(J) of the Act for an exemption from the provisions of Sections 12(d)(1)(A), (B) and (C) thereunder to the extent necessary to permit each Series to purchase Underlying Fund shares and to permit the Underlying Funds to sell their shares to a Series in excess of the limitations set forth in such sections, subject to the terms and conditions stated herein and (2) under Sections 6(c) and 17(b) to permit the transactions described herein.

The verification required by Rule 0-2(d) is attached hereto.

Pursuant to Rule 0-2(c), the Applicants declare that this Application is signed by Adam S. Green, a Manager of BondHouse Securities, the Depositor of the Trusts, pursuant to the authority vested in him as set forth in the certification included as Exhibit A.

Pursuant to Rule 0-2(f), Adam S. Green hereby states that, in connection with this Application, its mailing address is 20200 W. Dixie Highway, Suite 1102, Miami, FL 33180, and the mailing address of BondHouse Unit Trust is c/o BondHouse Securities, LLC, 20200 W. Dixie Highway, Suite 1102, Miami, FL 33180.

Dated: April 29, 2019

BondHouse Unit Trust

By:	BondHouse Securities, LLC
As Depositor

By:	/s/ Adam S. Green
Name: Adam S. Green
Title: Manager

BondHouse Securities, LLC

By:	/s/ Adam S. Green
Name: Adam S. Green
Title: Manager

Verification

The undersigned states that he has duly executed the attached Application for and on behalf of BondHouse Securities for itself and as Depositor for the Trusts and their Series; that he is a Manager of BondHouse Securities; and that all action by bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: April 29, 2019

By:	/s/ Adam S. Green
Name: Adam S. Green
Title: Manager

Exhibit A

Certification by
Adam S. Green
of
BondHouse Securities, LLC

I, Adam S. Green, hereby certify that I am a Manager of BondHouse Securities, LLC (the “Company”). Pursuant to the operating documents of the Company, I have been given full and complete authority, power and discretion to make decisions affecting the business of the Company. No further action or resolution is required. Pursuant to the power granted in the operating documents of the Company, I am authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company and as sponsor of BondHouse Unit Trust and future unit investment trusts sponsored by the Company (the “Trusts”) and their respective series (each a “Series”), an application or applications in such form as the Company deems necessary or appropriate seeking an exemption from various provisions of the Investment Company Act of 1940, as amended.

Dated: April 29, 2019

By:	/s/ Adam S. Green
Name: Adam S. Green
Title: Manager